UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549


                            SCHEDULE  13D

                 Under the Securities Exchange Act of 1934
                       (Amendment No.------------)*

                           Prime Retail, Inc.
                  -----------------------------------
                            (Name of Issuer)

                              Common Stock
                  -----------------------------------
                    (Title of Class of Securities)

                               741570105
                  -----------------------------------
                            (CUSIP Number)

                          C. Alan Schroeder
        Executive Vice President, General Counsel and Secretary
                   100 E. Pratt Street, 19th Floor
                       Baltimore, MD  21202
                     Telephone:  410/234-0782
        -------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                          August 4, 2000
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box                       .
   -----------------------
Note:	Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 714570105

1) Names of Reporting Persons S.S. or IRS Identification Nos.
   of Above Person            ###-##-####
                   -------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
      ---------------------------------------------------------------------
   (b)
      ---------------------------------------------------------------------
3) SEC Use Only
               ------------------------------------------------------------
4) Source of Funds (See Instructions)                 PF
                                     --------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant
   to Items 2(d) or 2(e)
                        ---------------------------------------------------
6) Citizenship or Place of Organization            United States
                                       ------------------------------------
   Number of       (7) Sole Voting Power         	3,760,237
   Shares Bene-                                ----------------------------
   ficially        (8) Shared Voting Power 	              0
   Owned by     	                              ----------------------------
   Each 	          (9) Sole Dispositive Power 	   3,760,237
   Reporting                                   ----------------------------
   Person
   With           (10) Shared Dispositive Power 	         0
                                               ----------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person  3,760,237
                                                                 -----------
12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)                                   ------------

13) Percent of Class Represented by Amount in Row (11) 		     8.5%
                                                      ----------------------
14) Type of Reporting Person (See Instructions) 		          IN
                                                ----------------------------

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the shares of common stock $.01 par value per share (the "Common Stock") of Prime Retail, Inc. (the "Company"). The principal executive office of the Company is located at 100 E. Pratt Street, 19th Floor, Baltimore, MD 21202.

Item 2.	Identity and Background.

This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the Common Stock was my personal funds. I am including in my purchase cost the Company's 8.5% Series B Cumulative Participating Convertible Preferred Stock, $.01 par value (the "Convertible Preferred Stock"). The total amount of money used to purchase the Common Stock and Convertible Preferred Stock was $12,660,376. This includes $8,777,558.40 for the purchase of 3,133,309 shares of Common Stock and $3,882,818.29 for the purchase of a total of 524,100 shares of the Convertible Preferred Stock, which are currently convertible into 626,928 shares of Common Stock.

Item 4.	Purpose of Transaction.

The purpose for the acquisition of the Common Stock and the Convertible Preferred Stock is investment.

Item 5.	Interest in Securities of the Issuer.

The event that requires filing of this Schedule 13D is my beneficial ownership of 5% of the Company's outstanding Common Stock, which occurred on August 4, 2000. As of August 17, 2000, I own beneficially 3,760,237 shares or 8.5% of the Company's outstanding Common Stock. My ownership includes 3,133,309 shares of the Common Stock and 524,100 shares of the Convertible Preferred Stock, currently convertible into 626,928 Shares of the Common Stock. I have the sole power to vote and dispose of the shares of Common Stock and Convertible Preferred Stock. There is no shared power to vote or dispose of the shares I own.

During the period from June 19, 2000 through August 17, 2000, I acquired 1,621,300 shares of Common Stock in 10 open market transactions on the New York Stock Exchange made on my behalf by CIBC Oppenheimer Corporation, a securities broker-dealer. The table below lists the transaction date for each of the purchases of the Common Stock, number of shares purchased, price per share and total purchase price.

Common Stock

Transaction		  Number of Shares
   Date      		   Purchased 	    	Price Per Share  	Net Purchase Price
06/30/2000		      18,000			         1.375		           24,788.85
07/03/2000		       7,300			         1.313	       	     9,620.10
07/03/2000		      50,000			         1.375	        	   68,750.00
07/05/2000		      18,000			         1.50              27,038.85
07/10/2000		       9,900			         1.375		           13,651.35
08/02/2000		      18,100		    	     1.188	            21,532.60
08/15/2000		     900,000			         1.00	            900,038.85
08/16/2000		     100,000			          .4375		          43,788.85
08/17/2000		     479,500			          .50		           239,788.85
08/17/2000		      20,500			          .4687		           9,609.38

During the period from June 19, 2000 through August 17, 2000, I acquired 174,400 shares of the Convertible Preferred Stock in 26 open market transactions. The transactions on the New York Stock Exchange made on my behalf by CIBC Oppenheimer Corporation. The table below lists the transaction date for each of the purchases of the Convertible Preferred Stock, number of shares purchased, price per share and total purchase price.


				                Convertible Preferred Stock

Transaction		  Number of Shares
  Date      		    Purchased 	    		Price Per Share  	Net Purchase Price
06/23/2000		       1,000			            6.875		           6,913.85
06/23/2000		       3,600			            7.00		           25,200.00
06/23/2000		       8,000			            7.00		           56,000.00
06/23/2000		       7,000			            7.00		           49,000.00
06/23/2000		       9,000			            7.00		           63,000.00
06/23/2000	          700			            7.00		            4,900.00
06/27/2000		       6,000			            6.50		           39,038.85
06/28/2000		       8,000			            6.938		          55,538.85
06/28/2000		       1,000			            6.688		           6,687.50
06/28/2000		       1,000			            6.938		           6,937.50
06/28/2000		       8,000			            7.00		           56,000.00
06/30/2000		      13,200			            7.00		           92,438.85
06/30/2000		         500			            6.875		           3,437.50
07/05/2000		       9,000			            7.188		          64,726.35
07/06/2000		       9,000			            7.188		          64,691.35
07/06/2000		       9,000			            7.25		           65,250.00
07/07/2000		       5,700			            7.188		          41,007.60
07/10/2000		       9,000			            7.00		           63,038.85
07/10/2000		       9,000			            7.00		           63,000.00
07/10/2000		       1,300			            7.00		            9,100.00
08/01/2000		       7,600			            6.00		           45,638.85
08/04/2000		       8,000			            6.563		          52,538.85
08/10/2000		       5,400			            7.00		           37,803.85
08/10/2000		       2,000			            6.875		          13,785.00
08/11/2000		       5,400			            7.00		           38,676.39
08/15/2000		      27,000			            5.688		         153,601.35

Item 6.	Contracts, Arrangements, Understandings or Relationships with
    				Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


DATE 	:  August 18, 2000


/S/    Maurice A. Halperin
------------------------------------------------
Signature


Maurice A. Halperin
-----------------------------------------------------
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).